Tianyin Pharmaceutical Co., Inc.
NYSE Amex: TPI
23rd Floor Unionsun Yangkuo Plaza, No 2 Block 3 South Renmin Road, Chengdu 610041, China

September 22, 2010

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attn:  Frank Wyman

Re:	Tianyin Pharmaceutical Co., Inc.
Form 10-K for the Fiscal Year Ended June 30, 2009
Filed September 24, 2009
File No. 001-34189

Dear Mr. Wyman:

This letter is provided in response to your letter dated September 3, 2010, regarding the above-referenced Form 10-K for Tianyin Pharmaceutical Co., Inc. (the “Company”).  Responses are set forth below the items noted by the staff in your letter.  Please note that for the convenience of the reader the words “we”, “us”, “our” and similar terms used in the responses below refer to Tianyin Pharmaceutical Co., Inc.

General

1.
With regard to response two, it appears that the strike price of the warrants and conversion price of the preferred stock are denominated in a currency (US dollars) other than the entity’s functional currency (Renminbi) , so the warrants and conversion option are not considered indexed to the entity’s own stock. Refer to Example 11 at ASC 815-40-55-36. Further, Section 4 (e) of Exhibit B-1 describes adjustments due to future dilutive issuances for no consideration or at a price less than the Exercise Price in effect on the date of such issuance, which appear to protect holders from future declines in your stock price. Please explain to us your basis for concluding otherwise. In particular, the formula described in Section 4 (e) of Exhibit B-1 appears to adjust for the difference between the future issuance price and the Exercise Price and is not limited to only the difference between the future issuance price and the then-current market price of your common stock. The fact that you have not made any adjustments to the strike price of the warrants and preferred convertible stock and are not planning on any adjustments is not relevant. The terms of the warrants determine the accounting. Refer to Example 9 and Example 17 at ASC 815-40-55. Please tell us why your warrants and embedded convertible feature are not required to be classified as liabilities by ASC 815-40-15 (EITF 07-5) upon adoption at July 1, 2009.

Response:  Pursuant to your comment, we have evaluated the determination of our functional currency based on the guidance in ASC Topic, “Foreign Currency Matters,” which provides that an entity’s functional currency is the currency of the primary economic environment in which the entity operates; normally, that is the currency of the environment in which an entity primarily generates and expends cash.

We believe that ASC 830-30 requires separate entities within an enterprise, which may exist and operate in different economic and currency environments, to determine its own functional currency. Though our Chinese subsidiary Chengdu Tianyin Pharmaceutical Co., Ltd. operates primarily in an environment whose functional currency is Renminbi (RMB), on its own, the Company raises financing in the U.S. dollar, pays its own operating expenses primarily in the U.S. dollar, paid dividends to its shareholders of common stock and preferred stock in the U.S. dollar, and expects to receive any dividends that may be declared by its subsidiaries in U.S. dollars.

Therefore, we have determined that although the functional currency of our subsidiary is RMB, our functional currency is the U.S. dollar based on the expense and financing indicators, in accordance with the guidance in ASC 830-10-85-5.

Tianyin Pharmaceutical Co., Inc.
NYSE Amex: TPI
23rd Floor Unionsun Yangkuo Plaza, No 2 Block 3 South Renmin Road, Chengdu 610041, China

We have revised the disclosure in the MD&A and Note 2 to our consolidated financial statements accordingly as follows:

                      “…

Foreign currency

The Company has evaluated the determination of its functional currency based on the guidance in ASC Topic, “Foreign Currency Matters,” which provides that an entity’s functional currency is the currency of the primary economic environment in which the entity operates; normally, that is the currency of the environment in which an entity primarily generates and expends cash.

On its own, the Company raises financing in the U.S. dollar, pays its own operating expenses primarily in the U.S. dollar, paid dividends to its shareholders of common stock and expects to receive any dividends that may be declared by its subsidiaries in U.S. dollars.

Therefore, it has been determined that the Company’s functional currency is the U.S. dollar based on the expense and financing indicators, in accordance with the guidance in ASC 830-10-85-5.

The Company uses United States dollars (“U.S. Dollar” or “US$” or “$”) for financial reporting purposes. The subsidiaries within the Company maintain their books and records in their respective functional currency, being the primary currency of the economic environment in which their operations are conducted. Assets and liabilities of a subsidiary with functional currency other than U.S. Dollar are translated into U.S. Dollars using the applicable exchange rates prevailing at the balance sheet date. Items on the statements of income and comprehensive income and cash flows are translated at average exchange rates during the reporting period. Equity accounts are translated at historical rates. Adjustments resulting from the translation of the Company’s financial statements are recorded as accumulated other comprehensive income.

…”

In addition, pursuant to your comment, we have reviewed the requirement of ASC 815-40-15 (EITF 07-05). According to Objectives 20 of EITF 07-05, EITF 07-05 is “effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Earlier application by an entity that has previously adopted an alternative accounting policy is not permitted.” As our fiscal year 2009 began with July 1, 2008 and ended by June 30, 2009, we do not believe that warrants and embedded convertible feature are required to be classified as liabilities by ASC 815-40-15 (EITF 07-5) upon adoption at July 1, 2009. We have also consulted with the American Institute of Certificate Public Accounts (AICPA)  and the Public Company Accounting Oversight Board ( PCAOB) in this regard and were told that EITF 07-05 should not apply to our financial statements for fiscal year 2009 and we should not adopt EITF 07-05 for the warrants issued prior to the effectiveness date of EITF 07-05.

Item 7. Management’s Discussion and Analysis or Plan of Operation

Development and growth strategy, page 37

2.	Please refer to prior comment six. Please provide the following information for each active drug development project under your partnerships with R&D institutions.

•	The drug under development and R&D institution responsible for its development.
•	The current stage of drug development.
•	The expected timing for SFDA approval.
•	The terms under your contractual arrangements with the R&D institution governing your future purchase of the drug once SFDA-approval is received.
•	The price that you expect to pay in order to acquire the drug once SFDA approval is received.
•	The methods and key assumptions that you use to determine the purchase price for the SFDA-approval drug and related intellectual property.

Tianyin Pharmaceutical Co., Inc.
NYSE Amex: TPI
23rd Floor Unionsun Yangkuo Plaza, No 2 Block 3 South Renmin Road, Chengdu 610041, China

•	The period in which material net cash inflows from drugs in late stage development are expected to commence once SFDA approval is received.
•	The risks and uncertainties associated with completing drug development on schedule and the consequences to your operations, financial position and liquidity if the project is not completed timely.

Response: Pursuant to your comment, we have revised our disclosure in the prospectus to provide information as requested. As Comment 4 below herein addresses to the expected period in which material net cash inflows from drugs in late stage development are expected to commence once SFDA approval is received, we revised our “Development and growth strategy” to respond to this Comment and Comment 4 together in the following response to Comment 4.

3.
Disclose the event(s) which triggered the impairment of $431,000 in 2009, that is, disclose what caused the discounted cash flow to be lower than book value at June 30, 2009 but not lower than book value at June 30, 2008.

Response: Pursuant to your comment, we have revised our disclosure to include that the impairment of $431,000 in 2009 was triggered by the changing market condition and shifting competitive landscape  in 2009, which was unfavorable to Huganning Tablets, Xiaoyanlidan Tablets I and Qianbobiyan Tablets. , Therefore, management determined that there was an indicator of potential impairment of the above three medicines for 2009. As Comment 5 below herein addresses the capitalization of the related costs and benefit upon the SFDA approval, , we have revised “Note 5-Intangible Assets” to respond to this Comment and Comment 5 together in the following response to Comment 5.

4.
Please refer to prior comment eight. Please disclose the period in which material net cash inflows from SFDA-approval drugs, as shown on page 37, are expected to commence. Also, disclose the expected timing of your drug commercializations once SFDA approval is received and the factors that may lead to delays in this process.

Response: Pursuant to your comment: we disclose that the periods in which material net cash inflows from SFDA-approved drugs are expected to commence within 3 years after the SFDA approval, which is the expected timing of our drug commercialization.

“Development and growth strategy

The cornerstone of our business development strategy relies upon our partnership-based research and development (R&D) efforts. Under this R&D model, we are entitled to purchase the exclusive ownership and intellectual properties of the new drugs developed by research institutes upon the SFDA approval. Prior to our purchase,, the institutes take the full financial responsibilities for the costs incurred during the R&D. Since the projects are targeted for well defined marketable products and Tianyin will retain the full ownership of these SFDA-approved products and related intellectual properties, the subsequent commercialization is expected to be accretive upon new products’ market entry. In addition, we are able to leverage these R&D resources to greatly facilitate the market recognition and commercialization. In the past fiscal year, we continued this strategy and increased market penetration and revenue growth in 2009. Management plans to continue our emphasis on expanded and enhanced marketing and sales in our 2010 fiscal year and beyond.  Part of this strategy involves increasing and improving our marketing and sales activities to enhance the market leadership of our key leading products and to increase the sales of other products by expanding our sales force, solidifying our distribution network and expanding our market segment coverage, while increasing our marketing and promotional activities.

Currently, we have 10 pipeline drugs under development by our partner research institutes, of which we are entitled to purchase the exclusive ownership and intellectual properties upon the SFDA approval. They are Huangtengsu Tablets, Lifei Tablets, Fuyang Granules, Shuxiong Tablets, Suxiao Zhixie Capsules, Shuanghuang Xiaoyan Tablets, Huoxiang Zhengqi Capsules, Jiegu Xujing Ointment, Runing Tablets, Dengzhan Huasu Tablet. These drugs are currently pending for SFDA approval. Though the pending period of SFDA approval varies from one to several years depending on the individual drug, we expect to receive SFDA approvals for these drugs within one and a half to two years based on our past experience.

Pursuant to the terms under our contractual arrangements with our partner research institutes, we are required to pay a certain amount of the purchase price to acquire the exclusive ownership and intellectual properties of these candidate drugs upon SFDA approval. Our purchase price for these drugs ranges from $250,000 to $800,000 per candidate, which is based upon the development costs for individual product and the expected revenue from the product. Usually, we expect the material net cash inflows from drugs in late stage development to begin within three years upon SFDA approval.

Tianyin Pharmaceutical Co., Inc.
NYSE Amex: TPI
23rd Floor Unionsun Yangkuo Plaza, No 2 Block 3 South Renmin Road, Chengdu 610041, China

The R&D model we are currently using reduces the financial risks from a prolonged or uncertain approval process and limits the impact on our financial position and liquidity by the unexpected delay of any individual drug approval.  The possible uncertainties in receiving the approval involve endpoint measurement during these clinical trials. To facilitate the successful running of these trials, we are involved in the development with our partnership institutes during early stage of the trials, including patient and control group selection, trial design, endpoint measurement and etc. A successfully run trial depends on a variety of well-calibrated scientific and technical indices that are required for SFDA approval. If some of these indices are unable to reach satisfactory result, we can either troubleshoot or terminate the development in the early stage, which will not impact us financially.

As part of our continuing growth strategy, we will continue our partnership-based R&D efforts to further commercialize and broaden our product pipeline. We usually begin drug commercialization  within 6 months  of the SFDA approval. However, there are several factors that may lead to delays in this process including: mass manufacturing capacity readiness, marketing network preparedness and the indication seasonality.  On average, we expect the material net cash flow to be positive from these drugs within two years to two and half years after their market entry.

 We currently have 17 drug candidates under the Chinese State Food and Drug Administration (SFDA) (“SFDA”) review and are planning a series of market launches in the next few years from our product pipeline.  As of September 10, 2009, we have received 12 new SFDA approvals as below and we expect to have the material net cash inflows from these drugs drugs to begin in the year of  2012:

Drug Name	SFDA Approval Number

1. Laonian Kechuan Tablets	(SFDA approval number H2008S02059)

2. Fuke Zhidai Tablets	(SFDA approval number Z20083375)

3. Tongbianling Capsule	(SFDA approval number Z20083424)

4. Baotailing Tablets	(SFDA approval numberZ20093087)

5. Duyiwei Dispersible Tablets	(SFDA approval number Z20090239)

6. Compound Dantong Capsules	(SFDA approval number Z20093012)

7. Mycophenolate Mofetil Capsule	(SFDA approval number H20080819)

8. Tongqiao Biyan Tablets	(SFDA approval number Z20093063)

9. Child Qingrezhike Oral Liquid	(SFDA approval number Z20093060)

10. Yiqing Capsules	(SFDA approval number Z20093084)

11. Sanqi Tablets	(SFDA approval number Z20093512)

12. Yinqiao Jiedu Tablets	(SFDA approval number Z20093555)

…”

Tianyin Pharmaceutical Co., Inc.
NYSE Amex: TPI
23rd Floor Unionsun Yangkuo Plaza, No 2 Block 3 South Renmin Road, Chengdu 610041, China

5.	Please refer to prior comments seven and eight. Please revise to explain and quantify the ““NOTE 5–that you expect to realize from your acquisitions of SFDA-approval drugs.

Response: Pursuant to your comment, we have revised the filing to explain that the measurable future benefit is based on the expected revenues and profit margins that could be realized in the first three years of the market entries of these products. A simple principle that we are using is that the approximate net profit for a period of three years achieved from each drug is expected to be equal to our purchase price for the drug. For instance, if we pay a purchase price of $1 million, we expect $5.5 million in total revenue from the drug for the first three years of its market entry calculated based on 18% net margin.  As such, the revised disclosure shall be read as follows:

 “NOTE 5– INTANGIBLE ASSETS

Intangible assets at June 30, 2009 and 2008 consist of the following:

	June 30, 2009	June 30, 2008

Rights to use land	$1,450,350	$1,444,410
Approved drugs
Traditional Chinese Medicine subject to impairment	8,416,905	7,059,751
Non Traditional Chinese Medicine	2,708,785	2,042,600
Total approved drugs	11,125,690	9,102,351
Intangible assets	12,576,040	10,546,761
Less: accumulated amortization	538,557	239,007

Total	$12,037,483	$10,307,754

We have developed a partnership model for the research and development (R&D) of our products.  We believe this model is cost effective, highly efficient and has a shorter development cycle.  We have built R&D relations with some of the most prestigious R&D institutions in China, including China Pharmaceutical University, Sichuan University-affiliated West China Center of Medical Sciences, and Shaanxi University of Chinese Medicines. Under our partnership model, the R&D institutions take the full financial responsibility of the new drug R&D and we purchase the intellectual properties developed by these institutions only upon the SFDA’s approval of the new drugs. We are not contractually obligated to compensate our partner institutions for the cost incurred in the R&D if the SFDA approval is not obtained.

The capitalized costs for the development of new medicine are included in the purchase price paid to our R&D partners for the intellectual properties of the new drugs upon their SFDA approval. The capitalization of the costs is in compliance with FASB statement No. 142 based on the fact that these purchases of the SFDA approved new drugs have a clear and measurable future benefit, which is based on the expected revenues and profit margins that could be realized in the first three years of the market entries of these products. A simple principle that we adopt is that the approximate net profit for a period of three years achieved from each drug is expected to be equal to our purchase price for that drug. For instance, if we paid a purchase price of $1 million, we are expecting a total revenue of $5.5 million for the first year years of its market entry, calculated based on 18% net margin.

Tianyin Pharmaceutical Co., Inc.
NYSE Amex: TPI
23rd Floor Unionsun Yangkuo Plaza, No 2 Block 3 South Renmin Road, Chengdu 610041, China

For the drugs we purchase, our partners provide us with the formula, production techniques, quality standard, testing records, ingredient analysis and product comparison.  In addition, our partners support us in attaining the approval from SFDA.  When the new drug gets the SFDA’s approval, we capitalize all the related costs. We recognize the costs for the formulation modification, continuous research and technical improvements of the existing products in R&D expenses in the income statement. The detailed list of drugs approved by the SFDA and the related costs we capitalized for our fiscal year 2009 and 2008 is as below:

FY2008		FY2009
Laonian Kechuan Tablets	$379,340	Sanqi Tablets	$234,400
Yiqing Capsules	787,860	Yinqiao Jiedu Tablets	234,400
Fuke Zhidai Tablets	233,440	Kangjun Xiaoyan Capsule	380,900
Tongbianling Capsule	262,620	Xiaoyan Lidan Tablets II	155,290
Baotailing Tablets	233,440	Fleroxacin Tablets I	1,259,900
Duyiwei Dispersible Tablets	802,450	Fleroxacin Tablets II	512,750
Compound Dantong Capsules	554,420
Mycophenolate Mofetil Capsule	466,880
Tongqiao Biyan Tablets	379,340
Child Qingrezhike Oral Liquid	379,340
Total	$4,479,130		$2,777,640

 Approved drugs can be separated into two groups: Traditional Chinese Medicine (TCM) and Non Traditional Chinese Medicine (NTCM). The useful life of the TCM is considered to be indefinite because no legal, regulatory, contractual, competitive, economic, or other factors limit the useful life. The term indefinite does not mean infinite. Unlike western medicine, the formula of Chinese medicine is not developed based on modern science.  Once the formula proves effective, it is used for hundreds of or even thousands of years.  For example, the formulas developed by Dr. Tuo Hua and Dr. Zhongjin Zhang approximately two thousand years ago are still very popular today.  In addition, once the Chinese medicine is approved by the government, it is allowed to be produced and sold unless the government receives complaints from users. Therefore, TCM are not subject to amortization and impairment test should be conducted at least annually to determine if the carrying value of the asset is impaired. On June 30, 2009, we conducted an impairment test on all the TCMs using the "the lower of discounted cash flow and current book value" method.  Pursuant to that test, we found that the discounted cash flow of Huganning Tablets, Xiaoyanlidan Tablets and Qianbobiyan Tablets are lower than their book value due to the changing market condition and shifting competitive landscape during 2009Subsequently we recorded the impairment of $431,000 in 2009 for these three medicines. Therefore, the amount of intangible assets not subject to amortization as of June 30, 2009 was 8,416,905. NTCM drugs are amortized on a straight-line basis over their estimated useful life of 10 years. Amortization expense for the fiscal years ended June 30, 2009 and 2008 was $298,567 and $70,865, respectively. And the estimated aggregate amortization expense for each of the five succeeding fiscal years is as follows:

For the year ended June 30, 2010	415,910
For the year ended June 30, 2011	499,090
For the year ended June 30, 2012	598,913
For the year ended June 30, 2013	678,588
For the year ended June 30, 2014	766,588”

We understand that you may have additional comments and thank you for your attention to this matter.  Please feel free to contact the undersigned if you have any questions regarding the Form 10-K or this letter.
Very truly yours,

Tianyin Pharmaceutical Co., Inc.

/s/ James Jiayuan Tong
By: James Jiayuan Tong
Chief Financial Officer

Tianyin Pharmaceutical Co., Inc.
NYSE Amex: TPI
23rd Floor Unionsun Yangkuo Plaza, No 2 Block 3 South Renmin Road, Chengdu 610041, China

cc:	Guoqing Jiang
CEO
Tianyin Pharmaceutical Co., Inc.

Attorney: Louis Taubman
Leser, Hunter, Taubman & Taubman
17 State Street, Suite 2000, NY NY 10004
Fax: 212-202-6380 Tel: 212-712-7384